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Greg King, CFA
@GregKingOsprey

To be clear, the "tender offer" can also be considered a redemption program. US regs require it be filed as a "tender offer". Any eligible $OBTC shareholder who follows the rules receives NAV less the fee at the conclusion of the tender as described here: sec.gov/Archives/edgar...

6:05 PM · Jan 12, 2024 · **216** Views

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